Mid Penn Bancorp, Inc.

2407 Park Drive

Harrisburg, Pennsylvania 17110

December 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC, 20549

Attn: Mr. Todd Schiffman

Re:	Mid Penn Bancorp, Inc.
Acceleration Request
Registration Statement on Form S-4/A
File No. 333-291759

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement (the “Registration Statement”), Mid Penn Bancorp, Inc., a Pennsylvania corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on December 19, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Kevin M. Houlihan of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Kevin M. Houlihan, Holland & Knight LLP, 800 17th Street N.W., Suite 1100, Washington, DC 20006.

If you have any questions regarding this request, please telephone Kevin M. Houlihan at (202) 469-5269 or, in his absence, William H. Levay at (202) 469-5271 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer

cc:	Justin T. Webb
(Mid Penn Bancorp, Inc.)

Kevin M. Houlihan
(Holland & Knight LLP)

William H. Levay
(Holland & Knight LLP)

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